UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

NuScale Power Corporation
(Name of Issuer)

Class A Common Stock, $0.0001 par value per share
(Title of Class of Securities)

67079K100
(CUSIP Number)

December 31, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐       Rule 13d-1(b)

☒      Rule 13d-1(c)

☐       Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67079K100	Schedule 13G	Page 2 of 4

1. Names of Reporting Persons. GREEN ENERGY NEW TECHNOLOGY INVESTMENT FUND
2. Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3. SEC Use Only
4. Citizenship or Place of Organization REPUBLIC OF KOREA
5. Sole Voting Power 4,196,162
Number of Shares Beneficially	6. Shared Voting Power 0
Owned by
7. Sole Dispositive Power
Each Reporting	4,196,162
Person With:	8. Shared Dispositive Power 0
9. Aggregate Amount Beneficially Owned by Each Reporting Person 4,196,162
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11. Percent of Class Represented by Amount in Row (9) 8.09% *
12. Type of Reporting Person PN

*	Calculated based on 51,871,216 shares of Class A common stock outstanding as of November 7, 2022, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed on November 14, 2022.

CUSIP No. 67079K100	Schedule 13G	Page 3 of 4

ITEM 1.

(a)     Name of Issuer:

NUSCALE POWER CORPORATION

(b)     Address of Issuer’s Principal Executive Offices:

6650 SW REDWOOD LANE, SUITE 210, PORTLAND OR 97224

ITEM 2.

(a)      Name of Person Filing:

GREEN ENERGY NEW TECHNOLOGY INVESTMENT FUND

All investment and voting decisions over the securities held by the Reporting Person are made by a group of managers, which consists of 4 managers. Because no member of the group of managers has direct or indirect control of over investment and voting decisions of the Reporting Person, and the approval of at least 3 of the 4 managers is required for any voting or disposition of securities held by the Reporting Person, no manager is deemed to be a beneficial owner of securities held by the Reporting Person.

(b)     Address of Principal Business Office, or if None, Residence:

22F, D TOWER 134, TONGIL-RO, JONGNO-GU

SEOUL, REPUBLIC OF KOREA

(c)     Citizenship:

REPUBLIC OF KOREA

(d)     Title of Class of Securities:

CLASS A COMMON STOCK, $0.0001 PAR VALUE PER SHARE (“COMMON STOCK”)

(e)     CUSIP Number:

67079K100

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

Not applicable.

ITEM 4. OWNERSHIP.

Information with respect to the Reporting Person’s ownership of the Common Stock as of December 31, 2022, is incorporated by reference to items (5) - (9) and (11) of the cover page of the Reporting Person.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

CUSIP No. 67079K100	Schedule 13G	Page 4 of 4

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10. CERTIFICATIONS.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2023

GREEN ENERGY NEW TECHNOLOGY INVESTMENT FUND

By:	/s/ In Ki Yang
In Ki Yang, Authorized Signatory